Exhibit 99.69

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Energy Fuels Announces Acquisition of Sage Plain Properties from Aldershot Resources

Toronto, Ontario –August 22, 2012

Energy Fuels Inc. (TSX - EFR) (“Energy Fuels” or the “Company”) today announced the execution of a Letter Agreement under which the Company has agreed in principal to purchase the interests of Aldershot Resources Ltd. in the Sage Plain Project Area for US$750,000 in cash, forgiven debt, and 3,518,182 shares of Energy Fuels common stock.

The Company and Aldershot hold a number of properties in the Sage Plain Project area in a 50/50 joint venture called Colorado Plateau Partners LLC (“CPP”). Through CPP, Energy Fuels and Aldershot hold the Calliham Lease, the Crain Lease, four Utah State Leases, and 94 unpatented mining claims on BLM land. After the acquisition, Energy Fuels will own 100% of the Sage Plain Project, which is located about 15 miles northeast of Monticello, Utah. Permitting on the Sage Plain Project has been initiated, and the Company anticipates receiving approvals for the project within the next 12-18 months. As has been previously reported, the Sage Plain Project as a whole contains 642,971 tons of measured and indicated resource at grades of 0.22% uranium (eU3O8) and 1.39% vanadium (V2O5), or 2,833,795 lbs. uranium and 17,829,289 lbs. vanadium.

Energy Fuels will also acquire Aldershot’s interest in a number of additional uranium properties in Arizona which are held by Arizona Strip Partners LLC, a second joint venture with Aldershot.

Steve Antony, President and CEO stated, “This transaction represents another step in Energy Fuels’ ongoing strategy of value-added consolidation in our core area of interest, and will potentially provide more feed for our White Mesa Mill.”

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this document.

About Energy Fuels: Energy Fuels is America's largest conventional uranium and vanadium producer, supplying nearly a third of the uranium produced in the U.S. The company operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S., capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario Securities Commissions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Gary Steele	Curtis Moore
Investor Relations	Corporate Communications
(303) 974-2140	(303) 974-2140
Toll free: 1-888-864-2125	Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com